UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number: 001-11294

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUM GROUP 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unum Group
1 Fountain Square
Chattanooga, Tennessee 37402

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Unum Group 401(k) Retirement Plan
Years Ended December 31, 2012 and 2011
With Report of Independent Registered Public Accounting Firm

Unum Group 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee
Unum Group 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Unum Group 401(k) Retirement Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee
June 26, 2013

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Unum Group 401(k) Retirement Plan

	December 31
	2012	2011
Assets
Investments, at Fair Value	$896,881,259	$797,394,069

Receivables:
Employer Contributions	532,444	538,782
Notes Receivable from Participants	16,168,622	16,134,054

Total Assets Reflecting Investments at Fair Value	913,582,325	814,066,905

Adjustment from Fair Value to Contract Value for Investment in Collective Trust	(3,183,554)	(2,922,859)

Net Assets Available for Benefits	$910,398,771	$811,144,046

See notes to financial statements.1    A Member

C

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Unum Group 401(k) Retirement Plan

	Year Ended December 31
	2012	2011
Contributions
Participants	$43,159,692	$43,566,992
Employer	18,888,372	18,848,524
Total	62,048,064	62,415,516

Investment Income	27,347,216	17,955,967
Interest Income on Notes Receivable from Participants	675,803	706,402
Net Appreciation (Depreciation) in Fair Value of Investments	72,770,587	(31,100,969)
Distributions to Participants	(62,925,020)	(53,743,804)
Administrative Fees	(661,925)	(606,149)
Increase (Decrease) in Net Assets	99,254,725	(4,373,037)

Net Assets Available for Benefits
Beginning of Year	811,144,046	815,517,083
End of Year	$910,398,771	$811,144,046

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Unum Group 401(k) Retirement Plan
December 31, 2012

Note 1 - Description of the Plan

The following description of the Unum Group 401(k) Retirement Plan (the Plan) provides general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers all U.S. employees of Unum Group and its U.S. subsidiaries (the Company). The Plan sponsor is the Company. Participants who are regularly scheduled to work more than nineteen hours per week are eligible to participate in the Plan or once they have completed 1,000 hours of service in a 12 consecutive month period. Participants become eligible for the Company's matching contributions after the completion of 1,000 hours in a 12 month eligibility computation period. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). The Plan is administered by the Company, which is responsible for overseeing the administration and operation of the Company's qualified benefit plans. Fidelity Management Trust Company (Fidelity) is the trustee and serves as a recordkeeper to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Dependent upon the employee's annual earnings, eligible employees may elect to contribute 1 percent to 50 percent of their annual compensation, including sales-based incentive payouts, on a pre-tax basis. When an eligible employee is hired or rehired, the employee is automatically enrolled in the Plan and 3 percent of the employee's annual compensation is deferred if an affirmative election is not made within 45 days of the hire or rehire date. Employees retain the right to change or cease contributions at any time. The Company matches 100 percent of participant contributions up to 3 percent of each participant's pay period compensation contributed, plus 50 percent of participant contributions on the next 2 percent of the participant's pay period compensation contributed, for a maximum match of 4 percent of annual compensation after one year of service, as defined above. Contributions are limited to the maximum amount allowable under the Code, which was $17,000 and $16,500 in 2012 and 2011, respectively and an additional $5,500 in 2012 and 2011 for participants age 50 or older who could elect a catch up contribution.

Participant Accounts

Each participant's account is credited or charged with the participant's contributions and the Company's matching contributions, investment earnings, market value adjustments, and administrative fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

The Company and participant contributions plus actual earnings and market value adjustments thereon are immediately 100 percent vested at the date of contribution.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Only one loan is permitted to be outstanding at any time. All loans must be repaid within five years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate in effect as of the first business day of the month the loan is issued or made, as provided by Reuters, plus 1 percent. Principal and interest are paid ratably through bi-weekly payroll deductions. If a participant terminates employment or takes a leave of absence, they may continue to make loan payments directly to Fidelity. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 90 days.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2012

Note 1 - Description of the Plan - Continued

Distributions to Participants

Participants or their beneficiaries may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability, or death. In addition, participants who reach age 59 1/2 may take an in-service distribution from their account based on Plan guidelines. If the Company is unable to make a distribution otherwise required by the Plan because the Company is unable to find a participant (or beneficiary, in the event of the participant's death), the benefit may be forfeited, as permitted under applicable law. If, however, the participant or beneficiary subsequently make a claim for the forfeited benefit, the Plan will restore the benefit to the participant or beneficiary within a reasonable time. Unallocated forfeited balances as of December 31, 2011 and 2012 were $9,829 and $27,367.

Administrative Expenses

Costs of investment administration, including recordkeeping and transfer fees, for the years ended December 31, 2012 and 2011 were paid by the Plan. Other administrative expenses, including accounting and auditing fees, were paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). In connection with our preparation of the financial statements, management of Unum Group evaluated events that occurred subsequent to December 31, 2012, for recognition or disclosure in the financial statements and notes to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds and common stock are valued at quoted market prices in an active market.

Although fully benefit-responsive investment contracts are reported at fair value, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits because the contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At December 31, 2012, the Plan invests in investment contracts through a common collective trust, which is the Fidelity Managed Income Portfolio II Class 2 Fund (MIP). The statements of net assets available for benefits present the fair value of the MIP and the adjustment from fair value to contract value. The contract value of participation units owned in the collective trust fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2012

Note 2 - Significant Accounting Policies - Continued

Notes Receivable from Participants

The notes receivable from participants represents participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Distributions

Distributions to participants are recorded when paid.

Accounting Updates Adopted in 2012:

Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures"

In May 2011, the Financial Accounting Standards Board (FASB) issued an update to require additional disclosures regarding fair value measurements and to provide clarifying guidance on the application of existing fair value measurement requirements. Specifically, the update requires additional information on Level 1 and Level 2 transfers within the fair value hierarchy; the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of net assets available for benefits, but for which the fair value of such items is required to be disclosed; and information about the sensitivity of a fair value measurement within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs. We adopted this update effective January 1, 2012. The adoption of this update had no effect on the Plan's net assets available for benefits or the changes therein, nor did it expand the Plan's disclosures.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2012

Note 3 - Fair Value Measurements

Financial instruments measured at fair value are categorized into a three-level classification. The lowest level input that is significant to the fair value measurement of a financial instrument is used to categorize the instrument and reflects the judgment of management. Financial assets and liabilities presented at fair value generally are categorized as follows:

•	Level 1 - Inputs are unadjusted and represent quoted prices in active markets for identical assets or liabilities at the measurement date.

•
Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

•	Level 3 - Inputs are unobservable and supported by little or no market activity. The Plan does not hold any Level 3 investments.

The Company uses the following methods and assumptions in estimating the fair values of the Plan's financial instruments:

Mutual Funds: Fair values equal the net asset values (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified as Level 1.

Collective Investment Trust (MIP): The MIP is a stable value common collective trust that seeks the preservation of capital as well as a competitive level of income over time. To achieve this objective, the trust invests in money market funds, various debt and fixed income securities, and wrap contracts. Fair values of the money market funds and various debt and fixed income securities are determined by the trustees of the MIP, using a combination of readily available and most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, security cash flows and structure, the value of underlying assets, and other observable valuation inputs as applicable. Fair values of the wrap contracts are determined by the trustees of the MIP using a discounted cash flow model that incorporates market data and recent fee bids as determined by recognized dealers. There are no unfunded commitments or redemption restrictions associated with this trust and the fair value measurements utilized are classified as Level 2.

Common Stock: Fair values equal the unadjusted quoted prices reported on the active market on which the individual securities are traded and are classified as Level 1.

Interest Bearing Cash: Interest bearing cash includes cash on hand and bank deposits such as money market accounts and certificates of deposit. Due to the short-term nature of the instruments, the stated values approximate fair value and are classified as Level 1.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2012

Note 3 - Fair Value Measurements - Continued

The categorization of the fair value measurements of the Plan's invested assets, by input level, is as follows:

	December 31, 2012
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Invested Assets
Mutual Funds:
Large Cap	$288,301,395	$—	$—	$288,301,395
Mid Cap	85,043,720	—	—	85,043,720
Small Cap	14,271,717	—	—	14,271,717
International	111,802,540	—	—	111,802,540
Blended	85,733,260	—	—	85,733,260
Income	157,037,723	—	—	157,037,723
Collective Investment Trust	—	117,388,950	—	117,388,950
Common Stock:
Unum Group	36,358,096	—	—	36,358,096
BrokerageLink - Self-Directed	359,185	—	—	359,185
Interest Bearing Cash	584,673	—	—	584,673
Total	$779,492,309	$117,388,950	$—	$896,881,259

	December 31, 2011
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Invested Assets
Mutual Funds:
Large Cap	$256,725,227	$—	$—	$256,725,227
Mid Cap	69,223,607	—	—	69,223,607
Small Cap	13,691,983	—	—	13,691,983
International	93,322,919	—	—	93,322,919
Blended	72,714,472	—	—	72,714,472
Income	129,494,416	—	—	129,494,416
Collective Investment Trust	—	120,298,751	—	120,298,751
Common Stock:
Unum Group	40,322,417	—	—	40,322,417
BrokerageLink - Self-Directed	297,342	—	—	297,342
Interest Bearing Cash	1,302,935	—	—	1,302,935
Total	$677,095,318	$120,298,751	$—	$797,394,069

There were no transfers between Level 1 and Level 2 assets during 2012 and 2011.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2012

Note 4 - Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2012	2011
Common Stock	$(182,544)	$(5,225,532)
Mutual Funds	72,953,131	(25,875,437)
Total	$72,770,587	$(31,100,969)

Investments that represent 5 percent or more of the Plan's net assets available for benefits are as follows:

	December 31
	2012	2011
MIP*	$117,388,950	$120,298,751
Fidelity Contrafund Class K	123,405,999	112,089,262
PIMCO Total Return Fund Institutional Class	105,591,776	98,425,702
Spartan 500 Index Fund Institutional Class	105,182,692	87,142,202
Spartan International Index Fund Institutional Class	59,538,873	46,925,150

* The MIP is shown at fair value. The contract value was $114,205,396 at December 31, 2012, and $117,375,892 at December 31, 2011.

Note 5 - Related Party Transactions

The Plan allows participants the option of investing their contributions in the Unum Group Unitized Stock Fund, which consists principally of Unum Group common stock. Dividends paid on the Unum Group common shares held by the Plan were $886,050 and $757,772 for the years ended December 31, 2012 and 2011, respectively. The Plan also holds shares of mutual funds managed by Fidelity.

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2012

Note 7 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 28, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Note 8 - Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$910,398,771	$811,144,046
Adjustment to report collective trust fund at fair value	3,183,554	2,922,859
Net assets available for benefits per the Form 5500	$913,582,325	$814,066,905

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net increase per the Form 5500:

Year Ended
December 31
2012
Increase in net assets per the financial statements	$99,254,725
Adjustment to report collective trust fund at fair value at December 31, 2012	3,183,554
Adjustment to report collective trust fund at fair value at December 31, 2011	(2,922,859)
Net increase per the Form 5500	$99,515,420

The adjustment to report the collective trust fund at fair value represents the difference between the contract value of the MIP as included in the statements of changes in net assets available for benefits and the fair value of the MIP as reported in the Form 5500.

NOTES TO FINANCIAL STATEMENTS - Continued
Unum Group 401(k) Retirement Plan
December 31, 2012

Note 9 - Subsequent Events

In January 2013, we made changes to the Plan's investment options. The American Funds Growth Fund of America was closed to Plan participants and all assets held by participants were transferred to the Fidelity Contrafund K Fund in January 2013. We added the Vanguard Target Retirement 2055 and 2060 Funds-Investor Shares as new investment options for plan participants. In addition, assets held at December 31, 2012 by Plan participants in the following 2012 investment funds were transferred to Vanguard Target Retirement Funds as follows:

2012 Investment Funds	2013 Investment Funds
Fidelity Freedom K Income Fund	Vanguard Target Retirement Income Fund-Investor Shares
Fidelity Freedom K 2010 Fund	Vanguard Target Retirement 2010 Fund-Investor Shares
Fidelity Freedom K 2015 Fund	Vanguard Target Retirement 2015 Fund-Investor Shares
Fidelity Freedom K 2020 Fund	Vanguard Target Retirement 2020 Fund-Investor Shares
Fidelity Freedom K 2025 Fund	Vanguard Target Retirement 2025 Fund-Investor Shares
Fidelity Freedom K 2030 Fund	Vanguard Target Retirement 2030 Fund-Investor Shares
Fidelity Freedom K 2035 Fund	Vanguard Target Retirement 2035 Fund-Investor Shares
Fidelity Freedom K 2040 Fund	Vanguard Target Retirement 2040 Fund-Investor Shares
Fidelity Freedom K 2045 Fund	Vanguard Target Retirement 2045 Fund-Investor Shares
Fidelity Freedom K 2050 Fund	Vanguard Target Retirement 2050 Fund-Investor Shares

Fidelity will continue to be the recordkeeper for the Plan.
On June 13, 2013, the Company announced changes to the Plan.  Currently, the Company matches dollar-for-dollar up to three percent of base salary and $0.50 on the dollar for each of the next two percent of base salary for employee contributions into the Plan. The definition of earnings eligible for matching currently excludes performance-based incentives. Effective January 1, 2014, the Company will increase benefits under the Plan to match dollar-for dollar up to five percent of base salary, and the definition of earnings eligible for matching will change to include performance-based incentives.
Effective January 1, 2014, the Company will establish a new component of the existing Plan. In addition to the matching contributions previously discussed, the Company will also make a 4.5 percent non-elective contribution into each eligible employee's individual account each pay period.  Eligible employees with a minimum of 15 years service and a minimum of 60 age and service points or 10 years of service and a minimum age of 50 will be eligible for an additional Company contribution of 3.5 percent of their earnings plus 3.5 percent of earnings in excess of $70,000 into their accounts each pay period. These contributions will continue until December 31, 2020 unless the employee's employment with the Company is terminated before that date. The Plan will qualify for a “safe harbor” from annual discrimination testing.  The Company's contributions to this new component of the Plan will begin after one year of service and will vest immediately. These changes are subject to ERISA approval.

Unum Group 401(k) Retirement Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2012

	(b)			(e)
	Identity of Issue, Borrower,	(c)	(d)	Current
(a)	Lessor or Similar Party	Description of Investment	Cost	Value
	Mutual Funds:
*	Fidelity	Baron Growth Fund Institutional Shares	**	$10,664,830
*	Fidelity	Fidelity Puritan Fund Class K	**	30,165,994
*	Fidelity	Fidelity Contrafund Class K	**	123,405,999
*	Fidelity	PIMCO Total Return Fund Institutional Class	**	105,591,776
*	Fidelity	Spartan Extended Market Index Fund Fidelity Advantage Class	**	37,243,760
*	Fidelity	Spartan International Index Fund Institutional Class	**	59,538,873
*	Fidelity	Spartan 500 Index Fund Institutional Class	**	105,182,692
*	Fidelity	T. Rowe Price Mid-Cap Value Fund	**	24,606,414
*	Fidelity	American Funds Growth of America Class R5	**	29,118,338
*	Fidelity	American Funds New Perspective Fund Class R5	**	14,801,910
*	Fidelity	Davis New York Venture Fund Class Y	**	30,159,114
*	Fidelity	Goldman Sachs Growth Opportunities Fund Institutional Class	**	12,528,716
*	Fidelity	American Beacon Small Cap Value Fund Institutional Class	**	14,271,717
*	Fidelity	MFS Institutional International Equity Fund	**	37,461,757
*	Fidelity	Vanguard Total Bond Market Index Fund Institutional Shares	**	31,306,029
*	Fidelity	Vanguard Inflation-Protected Securities Fund Institutional Shares	**	20,139,918
*	Fidelity	Fidelity Freedom K Income Fund	**	2,479,660
*	Fidelity	Fidelity Freedom K 2010 Fund	**	1,563,985
*	Fidelity	Fidelity Freedom K 2015 Fund	**	6,685,374
*	Fidelity	Fidelity Freedom K 2020 Fund	**	10,623,843
*	Fidelity	Fidelity Freedom K 2025 Fund	**	7,734,207
*	Fidelity	Fidelity Freedom K 2030 Fund	**	7,949,550
*	Fidelity	Fidelity Freedom K 2035 Fund	**	6,182,261
*	Fidelity	Fidelity Freedom K 2040 Fund	**	6,967,070
*	Fidelity	Fidelity Freedom K 2045 Fund	**	2,157,624
*	Fidelity	Fidelity Freedom K 2050 Fund	**	3,223,692
*	Fidelity	BrokerageLink (Self Managed Brokerage Account)	**	435,252
	Total Mutual Funds			742,190,355

	Common Stock:
*	Unum Group	Unum Group Unitized Stock Fund	**	36,358,096
*	Fidelity	BrokerageLink (Self Managed Brokerage Account)	**	359,185
	Total Common Stock			36,717,281

*	Fidelity	MIP	**	117,388,950

*	Fidelity	Interest Bearing Cash	**	584,673

*	Notes Receivable from Participants	Interest rates range from 4.25% to 9.25% with maturity dates through January 12, 2018	**	16,168,622
				$913,049,881

*	Indicates a party-in-interest to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNUM GROUP 401(k) RETIREMENT PLAN
Date:	June 26, 2013	/s/ Stephen J. Mitchell
Stephen J. Mitchell Chairman, 401(k) Benefit Finance Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
EXHIBITS
TO
FORM 11-K
UNUM GROUP 401(k) RETIREMENT PLAN

INDEX OF EXHIBITS

TITLE	EXHIBIT
Consent of Independent Registered Public Accounting Firm	23